UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form U5S/A

                                  ANNUAL REPORT

                      For the year ended December 31, 2003

        Filed pursuant to the Public Utility Holding Company Act of 1935


                                   Emera Inc.
                            Emera U.S. Holdings, Inc.
                               BHE Holdings, Inc.

                                Mailing address:
                                  P.O. Box 910
                              Halifax, Nova Scotia
                                 Canada B3J 2W5

                                 Street address:
                             1894 Barrington Street
                           18th Floor Barrington Tower
                              Halifax, Nova Scotia
                                 Canada B3J 2W5


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       (Name and address of each registered holding company in the system)


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This Amendment No. 1 to the Emera Inc. Annual Report on Form U5S for the year ended December 31, 2003, is being filed to include the organizational chart required by Part II of Item 9 of Form U5S on EDGAR. This chart was not previously included in Emera Inc.'s Annual Report filed on May 5, 2004 which indicated that Exhibit G would be filed under cover of Form SE.


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                                   SIGNATURE


     Each undersigned system company has duly caused this amended annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935. The signature of each undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiaries.

Emera Inc.                                 Emera US Holdings, Inc.
                                           BHE Holdings, Inc.

By:     /s/ Richard J. Smith               By:     /s/ Richard J. Smith
        --------------------                       --------------------

Name:   Richard J. Smith                   Name:   Richard J. Smith
Title:  Corporate Secretary                Title:  Assistant Corporate Secretary
        and General Counsel

Date:   May 17, 2004                       Date:   May 17, 2004